UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

A copy of the investor presentation of TOYO Co., Ltd (“TOYO”), a Cayman Islands exempted company, used in the conference call held by TOYO to discuss its second half 2024 and full fiscal year 2024 financial results held on April 28, 2025, is being furnished as Exhibit 99.1 with this Report on Form 6-K.

A copy of the press release of TOYO published on April 28, 2025 relating to its second half 2024 and full fiscal year 2024 financial results is being furnished as Exhibit 99.2 with this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation dated April 28, 2025
99.2	Press Release dated April 28, 2025
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Director and Chief Executive Officer

Date: April 30, 2025

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